UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40580

Sentage Holdings Inc.

501, Platinum Tower, 233 Taicang Rd., Huangpu,

Shanghai City, the PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Consolidation of Ordinary Shares

On August 1, 2022, Sentage Holdings Inc. (the “Company”) held its annual general meeting of shareholders, at which the Company’s shareholders adopted the following ordinary resolution (the “Share Consolidation”), that:

(A) the authorised share capital of the Company be amended from US$50,000 divided into 50,000,000 ordinary shares of US$0.001 each to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 each, so that every shareholder holding 5 ordinary shares of US$0.001 each will hold 1 ordinary share of US$0.005 upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.001 each in the capital of the Company as set out in the Company’s articles of association (the “Share Consolidation”), with such Share Consolidation to be effective on such date as determined by the Board of Directors, which date must be on or before August 12, 2022, and such date shall be announced by the Company;

(B) on the effective date, the authorized share capital of the Company shall be US$50,000, divided into 10,000,000 ordinary shares of a nominal or par value of US$0.005 each; and

(C) the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one ordinary share in lieu of any fractional share that would have resulted from the Share Consolidation.

Reason for the Share Consolidation. The Share Consolidation was proposed so that the Company can expeditiously meet the continued listing standards of the Nasdaq Stock Market (“Nasdaq”) relating to the minimum bid price under Nasdaq Listing Rule 5550(a)(2), and to mitigate the risk of the Company being delisted from the Nasdaq. The Company has until August 29, 2022 to regain compliance with Nasdaq Listing Rule 5550(a)(2).

Effective Date; Symbol; CUSIP Number. On August 2, 2022, the board of directors of the Company passed a resolution to set August 10, 2022 as the effective date of the Share Consolidation (the “Effective Date”), which will be reflected on the Nasdaq marketplace at the opening of business on August 11, 2022, whereupon the Company’s ordinary shares shall begin trading on a post-consolidation basis. In connection with the Share Consolidation, the Company’s ordinary shares will continue to trade on the Nasdaq under the symbol “SNTG” with a new CUSIP Number, G8062B114.

Adjustment; No Fractional Shares. On the Effective Date, the number of the Company’s ordinary shares held by each shareholder will be converted into the number of ordinary shares held by such shareholder immediately prior to the Share Consolidation divided by five (5), with any resulting fractional share rounded up to one additional ordinary share.

Non-Certificated Shares. Shareholders who hold their shares in electronic form at brokerage firms do not have to take any action as the Share Consolidation will be automatically reflected in their brokerage accounts.

Authorized Shares. On the Effective Date, the Company’s authorized ordinary shares will be consolidated at the ratio of five-for-one, and the authorized share capital of the Company will become US$50,000 divided into 10,000,000 ordinary shares of US$0.005 each.

Capitalization. As of August 9, 2022, the Company had 14,000,000 ordinary shares issued and outstanding. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 2,800,000 ordinary shares issued and outstanding (subject to the adjustment of rounding fractional shares into additional whole shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2022

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer

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